09046340

Reliance
Industries Limited

SUPPL

RECEIVED

2009 JUN 15 A 7:52

June 6, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, Washington, D.C. 20549
U.S.A.

File No. : 82-3300

Dear Sirs,

Re. : 12g3-2(b) Exemption of Reliance Industries Limited

We, Reliance Industries Limited, an Indian company ('RIL'), are exempted from filing requirements of Section 12(g) of the Securities Exchange Act of 1934 as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

We have been sending to the Securities Exchange Commission ('SEC') requisite disclosures that have been made public, filed or distributed by RIL regularly as required in terms of Rule 12g3-2(b).

We are writing this letter to you in connection with the amended Rule 12g3-2(b), apprising that RIL continues to adhere to the conditions of Rule 12g3-2(b) as amended.

In this regard, we submit that in terms of the amended Rule 12g3-2(b), RIL puts up material information including the specified information, listed hereunder, on its website – www.ril.com as and when applicable :

(A) Results of operations or financial condition;
(B) Changes in business;
(C) Acquisitions or dispositions of assets;
(D) The issuance, redemption or acquisition of securities;
(E) Changes in management or control;
(F) The granting of options or the payment of other remuneration to directors or officers; and
(G) Transactions with directors, officers or principal security holders.

Further, equity shares of RIL are listed and traded only in India (at NSE & BSE) and RIL-GDRs are predominantly traded at International Order Book, London Stock Exchange. Primary listing of RIL-GDRs is at the regulated market of Luxembourg Stock Exchange.

In view of the above, RIL continues to fulfill the conditions of the revised Rule 12g3-2(b) and enjoy the exemption thereunder. As per the revised Rule 12g3-2(b), RIL has stopped paper submissions to SEC under Rule 12g3-2(b) and would continue put up the specified information on its website as aforesaid.

We respectfully request you to please take this letter on record. Should you wish to have any additional information, please contact us and / or our Depositary, The Bank of New York Mellon Corporation, New York (Mr. Vinu Kurian, Vice President, The Bank of New York Mellon Depositary Receipts Relationship Manager - Asia/Pacific · Tel +1 212.815.8365)

Thanking you
Yours faithfully,

For Reliance Industries Limited

K. Sethuraman
Authorised Signatory

cc: The Bank of New York Mellon Corporation

dlw 6/15